Filed Pursuant to Rule 424(b)(3)

Registration No. 333-131080

Prospectus Supplement to Prospectus dated March 1, 2006.

9,322,858 Shares

UAP Holding Corp.

Common Stock

This is an underwritten public offering of common stock of UAP Holding Corp., which is referred to herein as “this offering.” All of the 9,322,858 shares are being offered by the selling stockholders.

The common stock is quoted on the Nasdaq National Market under the symbol “UAPH.” The last reported sale price of the common stock on March 6, 2006 was $22.29 per share.

See “Risk Factors” on page 2 of the accompanying prospectus to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission, the SEC, nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Goldman, Sachs & Co. has agreed to purchase the common stock from the selling stockholders at a price of $20.98 per share which will result in $195,593,560.84 of proceeds to the selling stockholders.

Goldman, Sachs & Co. may offer the common stock in transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices.

Goldman, Sachs & Co. expects to deliver the shares against payment in New York, New York on March 9, 2006.

Goldman, Sachs & Co.

Prospectus Supplement dated March 6, 2006.

SELLING STOCKHOLDERS

The following table sets forth information as of March 6, 2006 regarding the beneficial ownership of UAP Holding Corp.’s common stock prior to and after the completion of this offering and the respective amounts of shares being sold to the underwriter by the selling stockholders pursuant to this prospectus supplement. To the extent any shares of common stock are not sold in this offering, those beneficially owned shares remain eligible for sale pursuant to future offerings as described in the accompanying prospectus.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

The column below titled “Shares to be Sold in this Offering” represents the shares of common stock being sold in this offering by funds affiliated with Apollo Management V, L.P. (collectively, “Apollo”), and by the other selling stockholders identified below, each of whom is a current or former employee of UAP Holding Corp. or one of its wholly-owned subsidiaries. Apollo is among the most active private investment firms in the United States in terms of both number of investment transactions completed and aggregate dollars invested. Apollo has advised UAP Holding Corp. that it intends to sell shares of common stock pursuant to this prospectus supplement in the ordinary course of its business. Additional information with respect to Apollo and the other selling stockholders and their relationships with UAP Holding Corp. is provided under the captions “Directors and Executive Officers of the Registrant” and “Certain Relationships and Related Transactions” in UAP Holding Corp.’s Annual Report on Form 10-K incorporated by reference in the accompanying prospectus.

Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In addition, except as indicated by footnote, the shares of common stock beneficially owned by the executive officers and employees of UAP Holding Corp., including Mr. Cordell, consist of deferred shares of common stock credited to the deferred compensation accounts of such persons under UAP Holding Corp.’s 2003 and 2004 deferred compensation plans. The executive officers do not have voting or investment power over these deferred shares.

	Number and Percent of Shares Beneficially Owned Prior to this Offering		Shares to be Sold in this Offering	Number and Percent of Shares Beneficially Owned After this Offering
	Number	Percent		Number	Percent
Apollo Management V, L.P. (a)	16,936,653	33.6%	8,468,340	8,468,313	16.7%
L. Kenny Cordell (b)	1,048,452	2.0%	180,276	868,176	1.7%
Bryan S. Wilson (c)	602,085	1.2%	113,433	488,652	1.0%
David W. Bullock (d)	602,085	1.2%	113,433	488,652	1.0%
David Tretter (e)	345,671	*	72,517	273,154	*
Robert A. Boyce, Jr. (f)	325,377	1.1%	69,723	255,654	*
William Page (g)	320,252	*	74,139	246,113	*
Kent McDaniel (h)	200,355	*	53,275	147,080	*
H. James Benshoof (i)	94,468	*	31,601	62,867	*
Todd A. Suko (j)	48,835	*	10,999	37,836	*
Kevin Howard (k)	20,424	*	8,062	12,362	*
Other selling stockholders (l)	321,863	*	127,060	194,803	*

*	Less than one percent

(a)	With respect to shares beneficially owned prior to this offering, includes 16,936,653 shares of common stock owned of record by Apollo Investment Fund V, L.P. and its related co-investment partnerships (the “Apollo Funds”). The general or managing partner of each of the Apollo Funds is Apollo Advisors V, L.P. (“Apollo Advisors”), an affiliate of Apollo Management. The address of each of the Apollo Funds, Apollo Management and Apollo Advisors is c/o Apollo Management V, L.P., Two Manhattanville Road, Purchase, New York 10577.

(b)	With respect to shares beneficially owned prior to this offering, (i) includes 360,552 deferred shares of common stock under the 2003 deferred compensation plan, (ii) includes 57,325 shares of common stock issuable upon exercise of Tranche A options that vested on November 24, 2004, (iii) includes 57,325 shares of common stock issuable upon exercise of Tranche A options that vested on November 23, 2005, (iv) includes 573,250 shares of common stock issuable upon exercise of Tranche B and Tranche C options that vested upon consummation of the initial public offering of UAP Holding Corp. and (v) does not include 171,975 shares of common stock issuable upon exercise of Tranche A options that remain subject to vesting.

With respect to shares beneficially owned after this offering includes 687,900 shares of common stock issuable in connection with vested Tranche A, B and C options.

(c)	With respect to shares beneficially owned prior to this offering, (i) includes 226,867 deferred shares of common stock under the 2003 deferred compensation plan, (ii) includes 31,268 shares of common stock issuable upon exercise of Tranche A options that vested on November 24, 2004, (iii) includes 31,268 shares of common stock issuable upon exercise of Tranche A options that vested on November 23, 2005, (iv) includes 312,682 shares of common stock issuable upon exercise of Tranche B and Tranche C options that vested upon consummation of the initial public offering of UAP Holding Corp. and (v) does not include 93,805 shares of common stock issuable upon exercise of Tranche A options that remain subject to vesting.

With respect to shares beneficially owned after this offering includes 375,218 shares of common stock issuable in connection with vested Tranche A, B and C options.

(d)	With respect to shares beneficially owned prior to this offering, (i) includes 226,867 deferred shares of common stock under the 2003 deferred compensation plan, (ii) includes 31,268 shares of common stock issuable upon exercise of Tranche A options that vested on November 24, 2004, (iii) includes 31,268 shares of common stock issuable upon exercise of Tranche A options that vested on November 23, 2005, (iv) includes 312,682 shares of common stock issuable upon exercise of Tranche B and Tranche C options that vested upon consummation of the initial public offering of UAP Holding Corp. and (v) does not include 93,805 shares of common stock issuable upon exercise of Tranche A options that remain subject to vesting.

With respect to shares beneficially owned after this offering includes 375,218 shares of common stock issuable in connection with vested Tranche A, B and C options.

(e)	With respect to shares beneficially owned prior to this offering, (i) includes 145,035 deferred shares of common stock under the 2003 deferred compensation plan, (ii) includes 14,331 shares of common stock issuable upon exercise of Tranche A options that vested on November 24, 2004, (iii) includes 2,606 shares of common stock issuable upon exercise of Tranche A options that vested on April 2, 2005, (iv) includes 14,331 shares of common stock issuable upon exercise of Tranche A options that vested on November 23, 2005, (v) includes 169,368 shares of common stock issuable upon exercise of Tranche B and Tranche C options that vested upon consummation of the initial public offering of UAP Holding Corp. and (vi) does not include 53,416 shares of common stock issuable upon exercise of Tranche A options that remain subject to vesting.

With respect to shares beneficially owned after this offering includes 200,636 shares of common stock issuable in connection with vested Tranche A, B and C options.

(f)	With respect to shares beneficially owned prior to this offering, (i) includes 139,447 shares of common stock under issued to Mr. Boyce pursuant to the terms of the 2003 deferred compensation plan, and (ii) includes 185,930 shares of common stock issued upon exercise of all of Mr. Boyce’s vested Tranche A, B and C options

On October 18, 2005, Mr. Boyce ceased to be an employee of UAP Holding Corp. and its wholly-owned subsidiaries. For additional information see the Separation and General Release Agreement, filed as Exhibit 10.1 to the Form 8-K filed on January 13, 2006.

(g)	With respect to shares beneficially owned prior to this offering, (i) includes 148,278 deferred shares of common stock under the 2003 deferred compensation plan, (ii) includes 14,331 shares of common stock issuable upon exercise of Tranche A options that vested on November 24, 2004, (iii) includes 14,331 shares of common stock issuable upon exercise of Tranche A options that vested on November 23, 2005, (iv) includes 143,312 shares of common stock issuable upon exercise of Tranche B and Tranche C options that vested upon consummation of the initial public offering of UAP Holding Corp. and (v) does not include 42,994 shares of common stock issuable upon exercise of Tranche A options that remain subject to vesting.

With respect to shares beneficially owned after this offering includes 171,974 shares of common stock issuable in connection with vested Tranche A, B and C options.

(h)	With respect to shares beneficially owned prior to this offering, (i) includes 106,551 deferred shares of common stock under the 2003 deferred compensation plan, (ii) includes 7,817 shares of common stock issuable upon exercise of Tranche A options that vested on November 24, 2004, (iii) includes 7,817 shares of common stock issuable upon exercise of Tranche A options that vested on November 23, 2005, (iv) includes 78,170 shares of common stock issuable upon exercise of Tranche B and Tranche C options that vested upon consummation of the initial public offering of UAP Holding Corp. and (v) does not include 23,451 shares of common stock issuable upon exercise of Tranche A options that remain subject to vesting.

With respect to shares beneficially owned after this offering includes 93,804 shares of common stock issuable in connection with vested Tranche A, B and C options.

(i)	With respect to shares beneficially owned prior to this offering, (i) includes 63,202 deferred shares of common stock under the 2003 deferred compensation plan, (ii) includes 2,605 shares of common stock issuable upon exercise of Tranche A options that vested on November 24, 2004, (iii) includes 2,605 shares of common stock issuable upon exercise of Tranche A options that vested on November 23, 2005, (iv) includes 26,056 shares of common stock issuable upon exercise of Tranche B and Tranche C options that vested upon consummation of the initial public offering of UAP Holding Corp. and (v) does not include 7,818 shares of common stock issuable upon exercise of Tranche A options that remain subject to vesting.

With respect to shares beneficially owned after this offering includes 31,266 shares of common stock issuable in connection with vested Tranche A, B and C options.

(j)	With respect to shares beneficially owned prior to this offering, (i) includes 21,998 deferred shares of common stock under the 2003 deferred compensation plan, (ii) includes 1,042 shares of common stock issuable upon exercise of Tranche A options that vested on November 24, 2004, (iii) includes 1,303 shares of common stock issuable upon exercise of Tranche A options that vested on April 2, 2005, (iv) includes 1,042 shares of common stock issuable upon exercise of Tranche A options that vested on November 23, 2005, (v) includes 23,450 shares of common stock issuable upon exercise of Tranche B and Tranche C options that vested upon consummation of the initial public offering of UAP Holding Corp. and (vi) does not include 8,338 shares of common stock issuable upon exercise of Tranche A options that remain subject to vesting.

With respect to shares beneficially owned after this offering includes 26,837 shares of common stock issuable in connection with vested Tranche A, B and C options.

(k)	With respect to shares beneficially owned prior to this offering, (i) includes 16,125 deferred shares of common stock under the 2004 deferred compensation plan, (ii) includes 3,908 shares of common stock issuable upon exercise of Tranche B and Tranche C options that vested upon consummation of the initial public offering of UAP Holding Corp., (iii) includes 391 shares of common stock issuable upon exercise of Tranche A options that vested on April 2, 2005 and (iv) does not include 1,563 shares of common stock issuable upon exercise of Tranche A options that remain subject to vesting.

With respect to shares beneficially owned after this offering includes 4,299 shares of common stock issuable in connection with vested Tranche A, B and C options.

(l)	With respect to shares beneficially owned prior to this offering, (i) includes 230,590 deferred shares of common stock under the 2004 deferred compensation plan, (ii) includes 23,550 shares of common stock distributed from the 2004 deferred compensation plan to former employees upon their termination of employment, (iii) includes 5,589 shares of common stock issuable upon exercise of Tranche A options that vested on April 2, 2005, (iii) includes 55,880 shares of common stock issuable upon exercise of Tranche B and Tranche C options that vested upon consummation of the initial public offering of UAP Holding Corp. (iv) includes 6,254 shares of common stock issued upon the exercise of vested options by terminated employees, (v) does not include 22,351 shares of common stock issuable upon exercise of Tranche A options that remain subject to vesting, (vi) does not include 3,751 Tranche A options that were terminated upon the termination of employment of certain former employees, (vii) does not include 15,151 shares of common stock distributed from the 2004 deferred compensation plan to former employees upon their termination of employment, and (viii) does not include 3,751 shares of common stock issued upon the exercise of options by former employees upon their termination of employment.

With respect to shares beneficially owned after this offering includes 61,469 shares of common stock issuable in connection with vested Tranche A, B and C options.

UNDERWRITING

UAP Holding Corp., the selling stockholders and Goldman, Sachs & Co., as the underwriter, have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, Goldman, Sachs & Co. has agreed to purchase all of the 9,322,858 shares offered hereby.

Goldman, Sachs & Co. may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers.

Goldman, Sachs & Co. proposes to offer the shares of common stock from time to time for sale in one or more transactions in the Nasdaq National Market, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. In connection with the sale of the shares of common stock offered hereby, Goldman, Sachs & Co. may be deemed to have received compensation in the form of underwriting discounts. Goldman, Sachs & Co. may effect such transactions by selling shares of common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from Goldman, Sachs & Co. and/or purchasers of shares of common stock for whom they may act as agents or to whom they may sell as principal.

Each of UAP Holding Corp., the selling stockholders and the directors of UAP Holding Corp. have agreed with the underwriter, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 60 days after the date of this prospectus supplement, except with the prior written consent of the underwriter. This agreement does not apply to any existing employee benefit plans and certain other exceptions.

In connection with this offering, Goldman, Sachs & Co. may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman, Sachs & Co. of a greater number of shares than it is required to purchase in this offering. Goldman, Sachs & Co. will need to close out any short sale by purchasing shares in the open market. Goldman, Sachs & Co. is likely to create a short position if it is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by Goldman, Sachs & Co. in the open market prior to the completion of this offering.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriter for its own account, may have the effect of preventing or retarding a decline in the market price of UAP Holding Corp.’s stock, and may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

The underwriter represents and agrees that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by UAP Holding Corp. of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to UAP Holding Corp.; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The European Union’s prospectus directive provides that, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offeror of shares may make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the common shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The shares of common stock have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and the underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

UAP Holding Corp. has agreed to pay all expenses of the selling stockholders in this offering. The selling stockholders estimate that their share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $400,000.

In connection with any public distribution pursuant to a takedown from the registration statement of UAP Holding Corp., including pursuant to this offering, underwriting compensation will not exceed 8% of the aggregate offering amount.

UAP Holding Corp. and the selling stockholders have agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Goldman, Sachs & Co. and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for UAP Holding Corp., for which they received or will receive customary fees and expenses.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for UAP Holding Corp. and certain of the selling stockholders by Akin Gump Strauss Hauer & Feld LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriter by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

18,645,715 Shares

UAP Holding Corp.

Common Stock

The selling stockholders identified in this prospectus may offer and sell, from time to time, an aggregate of up to 18,645,715 shares of common stock. We will not receive any of the proceeds from this offering. The shares of our common stock are being registered pursuant to registration rights agreements with the selling stockholders.

Our common stock is listed on the NASDAQ National Market under the symbol “UAPH.” The last reported sale price on February 16, 2006 was $22.00 per share.

See “ Risk Factors” on page 2 to read about factors you should consider before buying the common stock.

The securities may be sold by the selling stockholders in a number of different ways and at varying prices. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” in this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated March 1, 2006.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities.

Unless the context requires otherwise, all references to “we,” “us,” and “our” refer specifically to UAP Holding Corp. and its consolidated subsidiaries. All references to “UAP Holding Corp.” refer specifically only to UAP Holding Corp., excluding its subsidiaries, and all references to “United Agri Products, Inc.” refer specifically only to United Agri Products, Inc., a direct, wholly-owned subsidiary of UAP Holding Corp., excluding its subsidiaries.

i

THE COMPANY

Founded in 1978, we are the largest independent distributor of agricultural and non-crop inputs in the United States and Canada. We market a comprehensive line of products including crop protection chemicals, seed and fertilizer to growers and regional dealers, and provide a broad array of value-added services including crop management, biotechnology advisory services, custom blending, inventory management and custom applications of crop inputs. We have a comprehensive network of three formulation plants and approximately 330 distribution and storage facilities, that are strategically located in the major crop-producing areas of the United States and Canada, approximately 35,000 active stock keeping units, or SKUs, and the support of approximately 1,100 salespeople. Our network enables us to provide leading agricultural input companies with an efficient means to access a highly fragmented customer base of farmers and growers. For the fifty-two week period ended November 27, 2005, we generated net sales of $2.7 billion and income before income taxes of $124.6 million.

We distribute products manufactured by the world’s leading agricultural input companies, including BASF, Bayer, Dow AgroSciences, DuPont, Monsanto and Syngenta, as well as ConAgra International Fertilizer Company. We also distribute products from over 300 other suppliers as well as over 220 of our own proprietary private label products. Our extensive infrastructure is a critical element of our suppliers’ route-to-market, as it enables them to reach a highly fragmented customer base. As of November 27, 2005, we had approximately 82,000 customers, with our ten largest customers accounting for approximately 4% of our net sales in fiscal 2005. Our customers include commercial growers and regional dealers, as well as consumers in non-crop markets. Our significant scale provides our customers with an efficient and cost-effective method of purchasing agricultural and non-crop inputs.

UAP Holding Corp. is a holding company with no significant assets or operations other than the ownership of 100% of the stock of United Agri Products, Inc. Our principal executive offices are located at 7251 W. 4th Street, Greeley, Colorado 80634. Our main telephone number is (970) 356-4400.

RISK FACTORS

You should carefully consider the following factors and all the information set forth in or incorporated by reference in this prospectus before investing in our common stock. If any of the following risks actually occur, our business, results of operations or financial condition would likely suffer.

RISKS RELATING TO THE COMMON STOCK AND THIS OFFERING

Our common stock price may be volatile.

The market price of the common stock may decline. Some companies that have had volatile market prices for their securities have had securities class action suits filed against them. If a suit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of management’s attention and resources. This could have a material adverse effect on our business, results of operations and financial condition.

Our common stock price may fluctuate in response to a number of events, including:

•	our quarterly operating results;

•	weather conditions that impact demand for our products and services;

•	future announcements concerning our business;

•	changes in financial estimates and recommendations by securities analysts;

•	actions of competitors;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	changes in government and environmental regulation;

•	general market, economic and political conditions; and

•	natural disasters, terrorist attacks and acts of war.

You may not receive the intended level of dividends on our common stock or any dividends at all.

On December 1, 2005, we paid a quarterly cash dividend on our common stock at an annual rate of $0.65 per share. Beginning March 1, 2006, we will pay a quarterly dividend of $0.1875 per share. However, dividend payments are not mandatory or guaranteed, and our board of directors may cease declaring quarterly dividends, decrease the level of dividends or entirely discontinue the payment of dividends. Your decision whether to purchase shares of our common stock should allow for the possibility that no dividends will be paid. You may not receive any dividends as a result of the following factors, among others:

•	we are not legally or contractually required to pay dividends;

•	while we currently intend to pay a regular quarterly dividend, this policy could be modified or revoked at any time;

•	even if we do not modify or revoke our dividend policy, the actual amount of dividends distributed and the decision to make any distribution is entirely at the discretion of our board of directors and future dividends with respect to shares of our capital stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, business opportunities, provisions of applicable law and other factors that our board of directors may deem relevant;

•	the amount of dividends distributed is and will be subject to contractual restrictions under:

•	the indentures governing United Agri Products, Inc.’s 8 1/4% Senior Notes due 2011 and our 10 3/4% Senior Discount Notes due 2012,

•	the terms of our revolving credit facility, and

•	the terms of any other outstanding indebtedness incurred by us or any of our subsidiaries after the completion of this offering;

•	the amount of dividends distributed is subject to state law restrictions; and

•	our stockholders have no contractual or other legal right to dividends.

The terms of our revolving credit facility and the indentures governing the 8 1/4% Senior Notes and the 10 3/4% Senior Discount Notes will prohibit us from paying cash dividends on our common stock if a default or event of default has occurred and is continuing under those agreements. The payment of a cash dividend on our common stock is considered a restricted payment under our revolving credit facility and the indentures, and we are restricted from paying any cash dividend on our common stock unless we satisfy certain conditions. Furthermore, we will be permitted under the terms of our debt agreements to incur additional indebtedness that may severely restrict or prohibit the payment of dividends. We cannot assure you that the agreements governing our current and future indebtedness will permit us to pay dividends on our common stock.

We may not generate sufficient earnings or have sufficient liquidity to pay dividends at intended levels.

As previously mentioned, we currently intend to continue paying quarterly cash dividends on our common stock. Any payment of cash dividends will depend upon our financial condition, earnings and liquidity, among other things. There can be no assurance that we will have sufficient cash in the future to pay dividends on our common stock at the current rate or at all. In the past, cash flow provided by our operating activities has been highly variable, resulting in negative net cash flow during certain periods. Because of this variability, we may have to rely on cash provided by financing activities to fund dividend payments, and such financing may or may not be available. If we were to use working capital or permanent borrowings to fund dividends, we would have less cash available for future dividends and other purposes, which could negatively impact our financial condition, our results of operations and our ability to maintain or expand our business.

Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.

The market price of our common stock could decline as a result of sales by our existing stockholders of a large number of shares of our common stock in the market after this offering or the perception that such sales may occur. These sales might also make it more difficult for us to sell additional equity securities at a time and price that we deem appropriate. As of January 5, 2006, we had 50,477,648 shares of common stock outstanding. Once sold, all 18,645,715 shares of common stock registered pursuant to this registration statement will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act.

We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.

Our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.

Provisions of our amended and restated certificate of incorporation and bylaws may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. These provisions include:

•	a classified board of directors;

•	the sole power of a majority of the board of directors to fix the number of directors;

•	limitations on the removal of directors;

•	the ability of our board of directors to designate one or more series of preferred stock and issue shares of preferred stock without stockholder approval;

•	the inability of stockholders to act by written consent; and

•	advance notice requirements for nominating directors or introducing other business to be conducted at stockholder meetings.

The foregoing factors could impede a merger, takeover or other business combination or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock. Such provisions also may have the effect of preventing changes in our management.

RISKS RELATING TO OUR BUSINESS

UAP Holding Corp. is a holding company and we will rely on our subsidiaries for cash to pay dividends on our common stock.

UAP Holding Corp. has no direct operations and no significant assets other than ownership of 100% of the stock of United Agri Products, Inc. Because UAP Holding Corp. conducts its operations through its subsidiaries, UAP Holding Corp. depends on those entities for dividends and other payments to generate the funds necessary to meet its financial obligations and to pay dividends with respect to the common stock. Legal and contractual restrictions in the revolving credit facility and other agreements governing current and future indebtedness of UAP Holding Corp.’s subsidiaries, as well as the financial condition and operating requirements of UAP Holding Corp.’s subsidiaries, may limit UAP Holding Corp.’s ability to obtain cash from its subsidiaries. All of UAP Holding Corp.’s subsidiaries are separate and independent legal entities and have no obligation whatsoever to pay any dividends, distributions or other payments to UAP Holding Corp.

Our and our customers’ businesses are subject to seasonality and this may affect our revenues, carrying costs and collection of receivables.

Our and our customers’ businesses are seasonal, based upon the planting, growing and harvesting cycles, and the inherent seasonality of the industry we serve could have a material adverse effect on our business. During fiscal 2003, 2004 and 2005, at least 75% of our net sales occurred during the first and second fiscal quarters of each year because of the condensed nature of the planting season. Since interim period operating results reflect the seasonal nature of our business, they are not indicative of results expected for the full fiscal year. In addition, quarterly results can vary significantly from one year to the next due primarily to weather-related shifts in planting schedules and purchase patterns. We incur substantial expenditures for fixed costs throughout the year and substantial expenditures for inventory in advance of the spring planting season.

Seasonality also relates to the limited windows of opportunity that our customers have to complete required tasks at each stage of crop cultivation. Should events such as adverse weather or transportation interruptions occur during these seasonal windows, we would face the possibility of reduced revenue without the opportunity to recover until the following season. In addition, because of the seasonality of agriculture, we face the risk of significant inventory carrying costs should our customers’ activities be curtailed during their normal seasons. The seasonality of our industry can also affect the amount of bad debt that may result on our books and can negatively impact our accounts receivable collections.

Weather conditions may materially impact the demand for our products and services.

Weather conditions have a significant impact on the farm economy and, consequently, on our operating results. Weather conditions affect the demand for, and in some cases the supply of, products, which, in turn, has an impact on our prices. For example, weather patterns such as flood, drought or frost can cause crop failures that in turn affect the supply of feed and seed and the marketing of grain products, as well as the demand for fertilizer, crop protection chemicals and other crop inputs. In recent years, growers have experienced unusually severe weather conditions, including ice storms, floods and wind damage, and a summer dearth of water and pasture in some states. Adverse weather conditions can also impact the financial position of agricultural producers who do business with us, including producers to whom we extend credit. This, in turn, may adversely affect the ability of those producers to repay their obligations to us in a timely manner, or at all. Accordingly, the weather can have a material effect on our business, financial condition, results of operations and liquidity.

Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business or pay dividends on our common stock.

We are a highly leveraged company. As of November 27, 2005, we had $452.7 million of outstanding indebtedness, including $149.0 million under the revolving credit facility, $203.5 million of the 8 1/4% Senior Notes and $100.2 million of the 10 3/4% Senior Discount Notes.

This level of leverage could have important consequences, including the following:

•	It may limit our ability to borrow money or sell stock to fund our working capital, capital expenditures and debt service requirements.

•	It may limit our flexibility in planning for, or reacting to, changes in our business.

•	We may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage.

•	It may make our financial results more vulnerable to a downturn in our business or the economy.

•	It will require us to dedicate a substantial portion of our cash flow from operations to the repayment of our indebtedness, thereby reducing the availability of our cash flow for other purposes, such as payments of dividends on our common stock.

•	It may materially and adversely effect our business and financial condition if we are unable to service our indebtedness or obtain additional financing, as needed.

In addition, the indenture governing the 8 1/4% Senior Notes, the indenture governing the 10 3/4% Senior Discount Notes and the revolving credit facility contain financial and other restrictive covenants discussed below that may limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt.

Restrictive covenants in the agreements governing our indebtedness may restrict our ability to pursue our business strategies or pay dividends on our common stock.

The revolving credit facility, the indenture governing the 8 1/4% Senior Notes and the indenture governing the 10 3/4% Senior Discount Notes limit our ability and the ability of our restricted subsidiaries, among other things, to:

•	incur additional indebtedness or contingent obligations;

•	pay dividends or make distributions to our stockholders;

•	repurchase or redeem our stock;

•	make investments;

•	grant liens;

•	make capital expenditures;

•	enter into transactions with our stockholders and affiliates;

•	sell assets; and

•	acquire the assets of, or merge or consolidate with, other companies.

In addition, the revolving credit facility requires us to maintain an interest coverage ratio and minimum EBITDA (as defined in our revolving credit facility), if revolving credit availability drops below $40.0 million. Although we have historically always been able to maintain this financial ratio and minimum EBITDA, we may not be able to maintain this ratio and minimum EBITDA in the future. Covenants in the revolving credit facility may also impair our ability to finance future operations or capital needs or to enter into acquisitions or joint ventures or engage in other favorable business activities.

If we default under the revolving credit facility under certain circumstances, the lenders could require immediate payment of the entire principal amount. These circumstances include, among other things, a change of control, default under agreements governing our other indebtedness, material judgments in excess of a specified amount or breach of representations and warranties. Any default under the revolving credit facility or agreements governing our other indebtedness could lead to an acceleration of debt under our other debt instruments that contain cross-acceleration or cross-default provisions. If the lenders under the revolving credit facility require immediate repayment, we will not be able to repay them and also repay our other indebtedness in full. Our ability to comply with these covenants and restrictions contained in the revolving credit facility and other agreements governing our other indebtedness may be affected by changes in the economic or business conditions or other events beyond our control.

Our industry is very competitive and increased competition could reduce our sales and profit margins.

We operate in a highly competitive industry, particularly with respect to price and service. Our principal competitors in the distribution of crop production inputs include agricultural cooperatives, national fertilizer producers, major grain companies and independent distributors and brokers. Some of our competitors have greater financial, marketing and research and development resources, or better name recognition, than we do and can better withstand adverse economic or market conditions. In addition, as a result of increased pricing pressures caused by competition, we may experience reductions in the profit margins on sales, or may be unable to pass future material price increases on to our customers, which would also reduce profit margins.

Our success depends on a limited number of key employees and we may not be able to adequately replace them if they leave.

We believe that the success of our business strategy and our ability to operate profitably depend on the continued employment of our senior management team. The loss of the services of some of these key employees could have a material adverse effect on us.

Government regulation and agricultural policy may affect the demand for our products, and therefore our financial viability.

Existing and future government regulations and laws may greatly influence how we operate our business, our business strategy and, ultimately, our financial viability. Existing and future laws may impact the amounts and locations of fertilizer and pesticide applications. The federal Clean Water Act and the equivalent state and local water pollution control laws are designed to protect water quality. The application of fertilizer and pesticides have been identified as a source of water pollution and are currently regulated and may be more closely regulated in the future. This regulation may lead to decreases in the quantity of fertilizer and pesticides applied to crops. The application of fertilizer can also result in the emissions of nitrogen compounds and particulate matter to the air. Compliance with future requirements to limit these emissions under the federal Clean Air Act and state equivalents may affect the quantity of fertilizer used by our customers.

U.S. governmental policies and regulations may directly or indirectly influence the number of acres planted, the level of inventories, the mix of crops planted, crop prices and the amounts of and locations where fertilizer and pesticides may be applied. The market for our products could also be affected by challenges brought under the Endangered Species Act and by changes in regulatory policies affecting genetically modified seed.

We are subject to expenses, claims and liabilities under environmental, health and safety laws and regulations.

We operate in a highly regulated environment. As a producer and distributor of crop production inputs, we must comply with federal, state and local environmental, health and safety laws and regulations. These regulations govern our operations and our storage, handling, discharge and disposal of a variety of substances. Our operations are regulated at the federal level under numerous laws, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act, and at the state level under analogous state laws and regulations. As a formulator, seller and distributor of crop production inputs, we are also subject to registration requirements under the Federal Insecticide, Fungicide, and Rodenticide Act and related state statutes, which require us to provide information to regulatory authorities regarding the benefits and risks of the products we sell and distribute, and to update that information. Risk information supplied to governmental authorities by us or others could result in the cancellation of products or in limitations on their use. In addition, these laws govern information contained in product labels and in promotional materials, require that products are manufactured in adherence to manufacturing specifications, and impose reporting and recordkeeping requirements relating to production and sale of certain pesticides. Non-compliance with these environmental, health and safety laws can result in significant fines or penalties or restrictions on our ability to sell or transport products.

Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, we could be held jointly and severally responsible for the removal or remediation of any hazardous substance contamination at facilities that we currently own or operate, at facilities that we owned or operated in the past, at neighboring properties to which such contamination has migrated from our facilities, and at third party waste disposal sites to which we have sent wastes. We could also be held liable for natural resource damages.

We may incur substantial costs to comply with these environmental, health and safety law requirements. We may also incur substantial costs for liabilities arising from past releases of, or exposure to, hazardous substances. From time to time claims have been made against us for consequences arising out of human exposure to these substances or other damage, including property damages. Currently, four such claims are pending in relation to our Greenville, Mississippi facility. In addition, we may discover currently unknown environmental problems or conditions. The continued compliance with environmental laws, the discovery of currently unknown environmental problems or conditions, changes in environmental, health and safety laws and regulations or other unanticipated events may subject us to material expenditures or liabilities in the future.

Our profitability depends significantly on rebates from our vendors. If we are unsuccessful in earning, negotiating or collecting rebates, it could have an adverse impact on our business.

We receive rebates from chemicals and seed vendors based on programs offered by our suppliers to all of their customers. The programs vary based on product type and specific vendor practice. The majority of the rebate programs run on a crop year basis, typically from October 1st to September 30th, although other periods are sometimes utilized. The majority of these rebates are product-specific and are based on our sales of that product in a given crop year. We also negotiate individually with our vendors for additional rebates after the conclusion of the crop year and often several months after we have purchased and sold the products for which we are negotiating rebates. These individually negotiated rebates are based on various goals, such as our ability to grow sales of a particular vendor’s products at a faster rate than that vendor’s aggregate growth in sales for the same year, as well as increasing the percentage of our aggregate sales represented by a vendor’s product line as compared with our sales of the vendor’s competitors’ product lines and rebates in response to lower prices from a vendor’s competitors.

Our ability to earn, negotiate and collect rebates is critical to the success of our business. Generally, we sell the chemicals and seed we purchase from vendors at a reduced margin, with the profit from any sales of such products being made primarily from rebates from vendors. We price our products to our customers based on the amount of rebates we expect to receive at year-end. However, the amount of rebates we earn and the nature of our rebate programs are determined by our vendors and are directly related to the performance of our business. If our sales in any crop year are lower than expected, either because of poor weather conditions, increased competition or for any other reason, we will earn fewer rebates, and our gross margins may suffer. Additionally, our vendors may reduce the amount of rebates offered under their programs, or increase the sales goals or other conditions we must meet to earn rebates to levels that we cannot achieve. Finally, our ability to negotiate individually for additional rebates may cease or become limited, and our efforts to collect cash rebates periodically throughout the year may be unsuccessful. The occurrence of any of these events could have an adverse impact on our margins, net income or business.

Our equity sponsor controls us and its interests may conflict with or differ from our and/or your interests in the future.

As of November 27, 2005, Apollo Management V, L.P., or Apollo, and its affiliates beneficially owned approximately 34% of our common stock. In addition, representatives of Apollo currently occupy four of the eight seats on our board of directors. As a result of its board representation and stock ownership, Apollo has the ability to prevent any transaction that requires the approval of our board of directors and has the ability to substantially influence all matters requiring stockholder approval, including the election of our directors and the approval of significant corporate transactions such as mergers, tender offers and the sale of substantially all of our assets. Although Apollo’s beneficial ownership will be reduced by sales of common stock made pursuant to this prospectus, the interests of Apollo and its affiliates, as holders of common stock, could conflict with or differ from your interests. For example, Apollo could influence us to increase the amount of dividends payable with respect to our common stock, make acquisitions or pursue restructurings or other transactions in ways that could increase our leverage or otherwise impair our creditworthiness, even though such transactions could harm our ability to make payments with respect to the notes. In addition, Apollo independently could pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

Further, we anticipate that as Apollo sells shares of common stock pursuant to this prospectus and significantly reduces its beneficial ownership or ceases to be a beneficial owner of our common stock altogether, some or all of the Apollo representatives will no longer serve on our board of directors. While we expect that over time the board and our stockholders will be able to replace or elect new directors to fill any vacancies created by the resignation of those directors affiliated with Apollo, any sudden vacancies could be disruptive to senior management and the remaining board members, which could have an adverse effect on us.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we have incorporated by reference into this prospectus include “forward-looking statements” that involve risks and uncertainties. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information. When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “foresees,” “likely,” “may,” “should,” “goal,” “target,” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements are based upon information available to us on the date of this prospectus.

These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of our control, that could cause actual results to differ materially from the results discussed in the forward-looking statements, including, among other things:

•	general economic and business conditions;

•	industry trends;

•	restrictions contained in our debt agreements;

•	our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt and the incurrence of substantial indebtedness in the future;

•	the seasonality of our business and weather conditions;

•	the possibility of liability for pollution and other damage that is not covered by insurance or that exceeds our insurance coverage;

•	increased competition in the markets in which we operate;

•	our dependence on rebate programs to attain profitability;

•	our dependence on a limited number of key executives who we may not be able to adequately replace if they leave our company;

•	changes in government regulations, agricultural policy and environmental, health and safety laws and regulations;

•	changes in business strategy, development plans or cost savings plans;

•	the loss of any of our major suppliers or the bankruptcy or financial distress of our customers;

•	the ability to attain and maintain any price increases for our products;

•	availability, terms and deployment of capital; and

•	other factors over which we have little or no control.

There may be other factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise forward-looking statements to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the selling stockholders. All proceeds from the sale of the shares will be for the account of the selling stockholders and their affiliates.

DIVIDEND POLICY

We paid our first quarterly dividend of $0.125 per share of common stock on June 1, 2005. On September 1, 2005, we began paying quarterly cash dividends on our common stock at an annual rate of $0.65 per share and on March 1, 2006 we will begin paying quarterly cash dividends at an annual rate of $0.75 per share. However, there can be no assurance that we will declare or pay any future cash dividends. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors our board of directors deems relevant. The terms of our indebtedness may also restrict us from paying cash dividends on our common stock under some circumstances.

We paid a special dividend on our common stock on January 16, 2004 in the aggregate amount of approximately $52.9 million, which was financed with the proceeds of the offering of the 10 3/4% Senior Discount Notes. We paid another special dividend on our common stock on October 4, 2004 in the aggregate amount of $40.0 million, which was financed with borrowings under United Agri Products, Inc.’s revolving credit facility.

SELLING STOCKHOLDERS

The following table sets forth information as of February 16, 2006 regarding the beneficial ownership of UAP Holding Corp.’s common stock prior to and after the completion of this offering and the respective amounts of shares offered by selling stockholders pursuant to this prospectus. The shares of our common stock are being registered pursuant to registration rights agreements with the selling stockholders.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

The column below titled “Shares to be Sold in this Offering” represents the shares of common stock being sold in this offering by funds affiliated with Apollo Management V, L.P., (collectively, “Apollo”), and by the other selling stockholders identified below, each of whom is a current or former employee of UAP Holding Corp. Apollo is among the most active private investment firms in the United States in terms of both number of investment transactions completed and aggregate dollars invested. Apollo has advised us that it intends to sell shares of common stock pursuant to this prospectus in the ordinary course of its business. Additional information with respect to Apollo and the other selling stockholders and their relationships with our company is provided under the captions “Directors and Executive Officers of the Registrant” and “Certain Relationships and Related Transactions” in our Annual Report on Form 10-K incorporated by reference herein.

Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In addition, except as indicated by footnote, the shares of common stock beneficially owned by our executive officers and employees, including Mr. Cordell, consist of deferred shares of common stock credited to the deferred compensation accounts of such persons under our 2003 and 2004 deferred compensation plans. The executive officers do not have voting or investment power over these deferred shares.

	Number and Percent of Shares Beneficially Owned Prior to this Offering		Shares to be Sold in this Offering	Number and Percent of Shares Beneficially Owned After this Offering
	Number	Percent		Number	Percent
Apollo Management V, L.P. (a)	16,936,653	33.6%	16,936,653	—	—
L. Kenny Cordell (b)	1,048,452	2.0%	360,552	687,900	1.3%
Bryan S. Wilson (c)	602,085	1.2%	226,867	375,218	*
David W. Bullock (d)	602,085	1.2%	226,867	375,218	*
David Tretter (e)	345,671	*	145,035	200,636	*
Robert A. Boyce, Jr. (f)	325,377	1.1%	139,447	185,930	*
William Page (g)	320,252	*	148,278	171,974	*
Kent McDaniel (h)	200,355	*	106,551	93,804	*
H. James Benshoof (i)	94,468	*	63,202	31,266	*
Todd A. Suko (j)	48,835	*	21,998	26,837	*
Kevin Howard (k)	20,424	*	16,125	4,299	*
Other selling stockholders (l)	321,863	*	254,140	67,723	*

*	Less than one percent.
(a)	With respect to shares beneficially owned prior to this offering, includes 16,936,653 shares of common stock owned of record by Apollo Investment Fund V, L.P. and its related co-investment partnerships (the “Apollo Funds”). The Apollo Funds will not beneficially own any shares of our common stock after this offering. The general or managing partner of each of the Apollo Funds is Apollo Advisors V, L.P. (“Apollo Advisors”), an affiliate of Apollo Management. The address of each of the Apollo Funds, Apollo Management and Apollo Advisors is c/o Apollo Management V, L.P., Two Manhattanville Road, Purchase, New York 10577.

(b)	With respect to shares beneficially owned prior to this offering, (i) includes 360,552 deferred shares of common stock under the 2003 deferred compensation plan, (ii) includes 57,325 shares of common stock issuable upon exercise of Tranche A options that vested on November 24, 2004, (iii) includes 57,325 shares of common stock issuable upon exercise of Tranche A options that vested on November 23, 2005, (iv) includes 573,250 shares of common stock issuable upon exercise of Tranche B and Tranche C options that vested upon consummation of our initial public offering and (v) does not include 171,975 shares of common stock issuable upon exercise of Tranche A options that remain subject to vesting.

With respect to shares beneficially owned after this offering includes 687,900 shares of common stock issuable in connection with vested Tranche A, B and C options.

(c)	With respect to shares beneficially owned prior to this offering, (i) includes 226,867 deferred shares of common stock under the 2003 deferred compensation plan, (ii) includes 31,268 shares of common stock issuable upon exercise of Tranche A options that vested on November 24, 2004, (iii) includes 31,268 shares of common stock issuable upon exercise of Tranche A options that vested on November 23, 2005, (iv) includes 312,682 shares of common stock issuable upon exercise of Tranche B and Tranche C options that vested upon consummation of our initial public offering and (v) does not include 93,805 shares of common stock issuable upon exercise of Tranche A options that remain subject to vesting.

With respect to shares beneficially owned after this offering includes 375,218 shares of common stock issuable in connection with vested Tranche A, B and C options.

(d)	With respect to shares beneficially owned prior to this offering, (i) includes 226,867 deferred shares of common stock under the 2003 deferred compensation plan, (ii) includes 31,268 shares of common stock issuable upon exercise of Tranche A options that vested on November 24, 2004, (iii) includes 31,268 shares of common stock issuable upon exercise of Tranche A options that vested on November 23, 2005, (iv) includes 312,682 shares of common stock issuable upon exercise of Tranche B and Tranche C options that vested upon consummation of our initial public offering and (v) does not include 93,805 shares of common stock issuable upon exercise of Tranche A options that remain subject to vesting.

With respect to shares beneficially owned after this offering includes 375,218 shares of common stock issuable in connection with vested Tranche A, B and C options.

(e)	With respect to shares beneficially owned prior to this offering, (i) includes 145,035 deferred shares of common stock under the 2003 deferred compensation plan, (ii) includes 14,331 shares of common stock issuable upon exercise of Tranche A options that vested on November 24, 2004, (iii) includes 2,606 shares of common stock issuable upon exercise of Tranche A options that vested on April 2, 2005, (iv) includes 14,331 shares of common stock issuable upon exercise of Tranche A options that vested on November 23, 2005, (v) includes 169,368 shares of common stock issuable upon exercise of Tranche B and Tranche C options that vested upon consummation of our initial public offering and (vi) does not include 53,416 shares of common stock issuable upon exercise of Tranche A options that remain subject to vesting.

With respect to shares beneficially owned after this offering includes 200,636 shares of common stock issuable in connection with vested Tranche A, B and C options.

(f)	With respect to shares beneficially owned prior to this offering, (i) includes 139,447 deferred shares of common stock under the 2003 deferred compensation plan, (ii) includes 30,225 shares of common stock issuable upon exercise of Tranche A options that vested on November 24, 2004 and (iii) includes 302,258 shares of common stock issuable upon exercise of Tranche B and Tranche C options that vested upon consummation of our initial public offering.

With respect to shares beneficially owned after this offering, includes 332,483 shares of common stock issuable in connection with vested Tranche A, B and C options.

(g)	With respect to shares beneficially owned prior to this offering, (i) includes 148,278 deferred shares of common stock under the 2003 deferred compensation plan, (ii) includes 14,331 shares of common stock issuable upon exercise of Tranche A options that vested on November 24, 2004, (iii) includes 14,331 shares of common stock issuable upon exercise of Tranche A options that vested on November 23, 2005, (iv) includes 143,312 shares of common stock issuable upon exercise of Tranche B and Tranche C options that vested upon consummation of our initial public offering and (v) does not include 42,994 shares of common stock issuable upon exercise of Tranche A options that remain subject to vesting.

With respect to shares beneficially owned after this offering includes 171,974 shares of common stock issuable in connection with vested Tranche A, B and C options.

(h)	With respect to shares beneficially owned prior to this offering, (i) includes 106,551 deferred shares of common stock under the 2003 deferred compensation plan, (ii) includes 7,817 shares of common stock issuable upon exercise of Tranche A options that vested on November 24, 2004, (iii) includes 7,817 shares of common stock issuable upon exercise of Tranche A options that vested on November 23, 2005, (iv) includes 78,170 shares of common stock issuable upon exercise of Tranche B and Tranche C options that vested upon consummation of our initial public offering and (v) does not include 23,451 shares of common stock issuable upon exercise of Tranche A options that remain subject to vesting.

With respect to shares beneficially owned after this offering includes 93,804 shares of common stock issuable in connection with vested Tranche A, B and C options.

(i)	With respect to shares beneficially owned prior to this offering, (i) includes 63,202 deferred shares of common stock under the 2003 deferred compensation plan, (ii) includes 2,605 shares of common stock issuable upon exercise of Tranche A options that vested on November 24, 2004, (iii) includes 2,605 shares of common stock issuable upon exercise of Tranche A options that vested on November 23, 2005, (iv) includes 26,056 shares of common stock issuable upon exercise of Tranche B and Tranche C options that vested upon consummation of our initial public offering and (v) does not include 7,818 shares of common stock issuable upon exercise of Tranche A options that remain subject to vesting.

With respect to shares beneficially owned after this offering includes 31,266 shares of common stock issuable in connection with vested Tranche A, B and C options.

(j)	With respect to shares beneficially owned prior to this offering, (i) includes 21,998 deferred shares of common stock under the 2003 deferred compensation plan, (ii) includes 1,042 shares of common stock issuable upon exercise of Tranche A options that vested on November 24, 2004, (iii) includes 1,303 shares of common stock issuable upon exercise of Tranche A options that vested on April 2, 2005, (iv) includes 1,042 shares of common stock issuable upon exercise of Tranche A options that vested on November 23, 2005, (v) includes 23,450 shares of common stock issuable upon exercise of Tranche B and Tranche C options that vested upon consummation of our initial public offering and (vi) does not include 8,338 shares of common stock issuable upon exercise of Tranche A options that remain subject to vesting.

With respect to shares beneficially owned after this offering includes 26,837 shares of common stock issuable in connection with vested Tranche A, B and C options.

(k)	With respect to shares beneficially owned prior to this offering, (i) includes 16,125 deferred shares of common stock under the 2004 deferred compensation plan, (ii) includes 3,908 shares of common stock issuable upon exercise of Tranche B and Tranche C options that vested upon consummation of our initial public offering, (iii) includes 391 shares of common stock issuable upon exercise of Tranche A options that vested on April 2, 2005 and (iv) does not include 1,563 shares of common stock issuable upon exercise of Tranche A options that remain subject to vesting.

With respect to shares beneficially owned after this offering includes 4,299 shares of common stock issuable in connection with vested Tranche A, B and C options.

(l)	With respect to shares beneficially owned prior to this offering, (i) includes 254,140 deferred shares of common stock under the 2004 deferred compensation plan, (ii) includes 6,327 shares of common stock issuable upon exercise of Tranche A options that vested on April 2, 2005, (iii) includes 61,396 shares of common stock issuable upon exercise of Tranche B and Tranche C options that vested upon consummation of our initial public offering, 6,254 of which options have been exercised and (iv) does not include 22,351 shares of common stock issuable upon exercise of Tranche A options that remain subject to vesting.

With respect to shares beneficially owned after this offering, (i) includes 67,723 shares of common stock issuable in connection with vested Tranche A, B and C options; (ii) does not include 4,062 shares of common stock issued upon exercise of former employees’ options and (iii) does not include 15,151 shares of common stock distributed to former employees upon termination of employment.

PLAN OF DISTRIBUTION

We are registering shares of our common stock on behalf of the selling stockholders. As used in this prospectus, “selling stockholders” includes donees, transferees, pledgees and other successors in interest (other than purchasers pursuant to this prospectus) selling shares received from a named selling stockholder after the date of this prospectus. We will pay for all costs, expenses and fees in connection with the registration of the shares. In addition, we have agreed to indemnify the selling stockholders against certain liabilities in connection with the offering of the shares of common stock offered hereby. The selling stockholders will pay for all selling discounts and commissions, if any. The selling stockholders may offer and sell their shares from time to time in one or more of the following types of transactions (including block transactions):

•	on any national exchange on which the shares may be listed or any automatic quotation system through which the shares may be quoted,

•	in the over-the-counter market,

•	in privately negotiated transactions,

•	through put and call transactions,

•	through short sales, and

•	a combination of such methods of sale.

The selling stockholders may sell their shares at prevailing market prices or at privately negotiated prices. The selling stockholders may use brokers, dealers or agents to sell their shares. The persons acting as agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling stockholders or the purchasers of the shares for whom such persons may act as agent, or to whom they may sell as a principal, or both.

The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging positions they assume with selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to these broker-dealers or other financial institutions of shares, which such broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction). The selling shareholders may also engage in short sales of shares and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover the short sales.

The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the offer and sale of the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any commissions they receive and any profit they realize on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling stockholder can presently estimate the amount of such compensation. Because a selling stockholder may be deemed to be an “underwriter” within the meaning of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving shares against certain liabilities, including liabilities arising under the Securities Act.

In order to comply with the securities laws of most states, if applicable, the shares of common stock may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling stockholders and any other person participating in a distribution of the securities covered by this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations under the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other such person. Furthermore, under Regulation M, any person engaged in the distribution of the securities may not simultaneously engage in market-making activities with respect to the particular securities being distributed for certain periods prior to the commencement of or during such distribution. Regulation M’s prohibition on purchases may include purchases to cover short positions by selling stockholders, and a selling stockholder’s failure to cover a short position at a lender’s request and subsequent purchases by the lender in the open market of shares to cover such short positions, may be deemed to constitute an inducement to buy shares, which is prohibited by Regulation M. All of the above may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We are not aware of whether the selling stockholders have entered into any agreements, understanding or arrangements with any broker-dealers regarding the sale of their shares, nor are we aware that there is an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, rather than pursuant to this prospectus, provided they meet the criteria and conform to the requirements of Rule 144.

Following notification by a selling stockholder that it has entered into any material arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the initial price at which these shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	any other facts material to the transactions.

LEGAL MATTERS

The validity of the shares of common stock offered hereby by the selling stockholders will be passed upon for us by O’Melveny & Myers LLP, New York, New York.

EXPERTS

The financial statements and financial statement schedules of UAP Holding Corp. as of February 27, 2005 and February 22, 2004 and for the fiscal year ended February 27, 2005 and the thirteen weeks ended February 22, 2004 and of the ConAgra Agricultural Products Business as of February 23, 2003 and for the thirty-nine weeks ended November 23, 2003 and the fiscal years ended February 23, 2003 and February 24, 2002 have been incorporated in this prospectus by reference from the Annual Report on Form 10-K for the fiscal year ended February 27, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended May 29, 2005 and May 30, 2004, August 28, 2005 and August 29, 2004, and November 27, 2005 and November 28, 2004, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in UAP Holding Corp.’s Quarterly Reports on Form 10-Q for the quarters ended May 29, 2005, August 28, 2005 and November 27, 2005, and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-3 with the SEC regarding this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site’s Internet address is www.sec.gov. Certain information about our company may also be obtained from our website at www.uap.com. Information contained on our website or any other website does not constitute a part of this prospectus.

You may also request a copy of these filings, at no cost, by writing or telephoning us at:

UAP Holding Corp.

7251 W. 4th St.

Greeley, CO 80634

(970) 356-4400

The SEC allows us to incorporate by reference into this prospectus the information we file with the SEC. This means that we are disclosing important information to you by referring to other documents. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. Information that we file later with the SEC under the Exchange Act will automatically update information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus. We incorporate by reference the documents listed below (other than any portions thereof, which under the Exchange Act and applicable SEC rules, are not deemed “filed” under that Act) and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed:

•	Our Annual Report on Form 10-K for the fiscal year ended February 27, 2005;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended May 29, 2005;

•	Our definitive proxy statement dated June 17, 2005;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended August 28, 2005;

•	Our Quarterly Report on Form 10-Q/A for the fiscal quarter ended November 27, 2005;

•	Our Current Reports on Form 8-K filed March 9, 2005; March 10, 2005; May 2, 2005; May 3, 2005; July 19, 2005; July 28, 2005; September 21, 2005; October 6, 2005; January 5, 2006; and January 13, 2006; and

•	The description of our common stock contained in the Registration Statement on Form 8-A filed on November 19, 2004, including any amendments or reports filed for the purposes of updating such description.

All other documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement and prior to the termination of the offerings being made by this prospectus shall also be deemed to be incorporated by reference in this prospectus and to be a part hereof from the respective dates of the filing of such documents (other than any such documents, or portions thereof, which under the Exchange Act and applicable SEC rules, are not deemed “filed” under that Act). If we have incorporated by reference any statement or information in this prospectus and we subsequently modify that statement or information with information contained in this prospectus or a subsequent incorporated document, the statement or information previously incorporated in this prospectus is also modified or superseded in the same manner.

You may request a copy of these filings, or any other documents or other information referred to in, or incorporated by reference in, this prospectus, at no cost, by writing or calling us at the following address or telephone number:

UAP Holding Corp.

7251 W. 4th St.

Greeley, CO 80634

(970) 356-4400

Exhibits to any documents incorporated by reference in this prospectus will not be sent, however, unless those exhibits have been specifically referenced in this prospectus.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

9,322,858 Shares

UAP Holding Corp.

Common Stock

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.